JSAT

CID-B-03-153

March 15, 2004

04010789

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Definitive Number of Disposed Shares upon Disposal of Its Treasury Shares
- Semiannual Report 2004—For the six-month period ended September 30, 2003

Thank you for your attention and cooperation.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

Yours faithfully,

Yasuo Ohkuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

dlw 3/25

Enclosure

March 3, 2004
JSAT Corporation

JSAT Announces Definitive Number of Disposed Shares upon Disposal of Its Treasury Shares

JSAT Corporation (the "Company") today announced that with respect to the disposal of its treasury shares, which were resolved at a meeting held on January 19, 2004 of the Board of Directors, a notice had been given by the allottee that it would not exercise the greenshoe option, by which it had been entitled to allotment of up to 2,905 treasury shares of the Company.

Reference Information:

Outline of Disposal of Treasury Shares Announced on January 19 and January 28, 2004:

(1) Number of Disposed Shares:	2,905 shares
(2) Disposal price:	347,800 yen per share
(3) Aggregate disposal price:	1,010,359,000 yen
(4) Subscription date:	March 4, 2004
(5) Payment date:	March 5, 2004
(6) Allottee:	Daiwa Securities SMBC Co. Ltd.

82-5111

JSAT
Creating Satellite Solutions

Semiannual Report 2004

For the six-month period ended September 30, 2003



© Sea Launch

JSAT Corporation

Message from the Management

Business Environment and Results

Despite the prolonged sluggishness of the Japanese economy, JSAT maintained a robust financial performance. The JSAT Group's operating results for the first six-month period exceeded initial forecasts. A slight decline in revenues compared with the same period of the previous year was attributable to expiration of the contract with SKY Perfect Communications, Inc. covering JSAT's provision of technical support. The JSAT Group made a concerted effort to maintain the tempo of improvement in financial performance so as to compensate for the decline in revenues. As a result, operating revenues were ¥21,748 million, ¥322 million lower than for the same period of the previous year or ¥122 million lower than the initial target. However, operating income was ¥5,639 million, a slight decrease of ¥2 million compared with the same period of the previous year, and interim net income was ¥2,937 million, down ¥3 million compared with the same period of the previous year, but ¥118 million higher than the initial target.

Management Policies and Strategies

Having accomplished the first and second phases of its development, the JSAT Group is now in the third phase, poised for renewed growth. In these circumstances, and in the light of changes in the management team, JSAT has set up corporate-wide project teams to tackle key issues. Also, inspired by our new corporate slogan—"JSAT, Creating Satellite Solutions," we are forging ahead with our new mid-term management plan designed to unleash a new round of growth and development by exploiting opportunities created by changes in the business environment. The four key elements of the mid-term business plan are described below.

Firstly, we intend to build a flourishing solutions business by pioneering a versatile approach to the utilization of satellites. We will offer comprehensive solutions capitalizing on the advantages of satellites, such as wide area coverage and multicasting, and the JSAT Group's great experience in the broadcasting, visual and telecommunications fields. For this purpose, we will expand the Yokohama Satellite Control Center, making it a teleport and network operations center, promote R&D and strengthen the satellite and reception infrastructure based on the eight-orbit, nine-satellite structure.

Secondly, for broadcasters and cable TV operators, we will offer powerful support attuned to the needs of digital TV broadcasting, which started on December 1, 2003, in Japan. Specifically, we will launch the JC-HITS digital content distribution service in spring 2004 to facilitate digitization of cable TV operators. JC-HITS will enable cable TV operators to provide digital multi-channel services, including pay-per-view channels. Regarding broadcasting services, in addition to our strengths in conventional services, we will provide sup-

port for high-definition programming delivered through carriage deals and solutions for broadcasting companies in line with the start of terrestrial digital broadcasting. As a solutions provider, we intend to secure a leading role in the promising digital broadcasting field.

Thirdly, we plan to enrich the global aspects of our business. Through joint sales and joint procurement of satellites with overseas operators, we will enhance the speed and efficiency of our operations. Also, we will offer value-added services, such as solutions based on the combination of undersea cables and satellites. Launched on October 1, 2003, the Horizons-1 satellite, owned jointly by JSAT International Inc. and PamAmSat Corp., has a footprint covering North America and Hawaii, enabling the provision of services throughout a vast geographical area extending from Asia and Oceania to North America.

Fourthly, we aim to strengthen our hand in mobile services, focusing on those high-value-added services only available with satellites. Specifically, we will concentrate on development and provision of mobile broadband services on land, in the air and on the oceans.

We are convinced that, in tandem with strengthened marketing, partnering and alliances are effective routes to swift implementation of the above-mentioned strategies. Concretely, we will reinforce collaboration with broadcasters, cable TV operators, content providers and our major shareholders, including NTT Group, and do our utmost to create synergies. At the same time, we will promote joint marketing and technical tie-ups with overseas satellite operators to provide services.

Outlook

JSAT recognizes that the digitization plans for the Japanese TV broadcasting industry, launched on December 1, 2003, constitute a major business opportunity for JSAT over the medium term, in combination with the shift to digitization of cable TV operators, high-definition broadcasting and diffusion of televisions with built-in digital TV receivers. As envisaged in the mid-term management plan, we are already creating a "New JSAT" by expanding and transforming our conventional business model, thereby fulfilling the promise expressed in our new corporate slogan, "JSAT, Creating Satellite Solutions." To ensure JSAT continues to set the pace in its industry, we intend to fully utilize the strengths of the JSAT Group and formulate proposals designed to facilitate our customers' achievement of their goals, so that their prosperity advances hand in hand with our own. The JSAT Group will devote itself to unlocking the tremendous potential for business development in the satellite-based telecommunications field by offering high-value-added solutions. In all these endeavors, we aspire to be an excellent business partner and a leading contender on the global stage.

January 2004

K. Isozaki

Kiyoshi Isozaki
President & CEO

Unaudited Condensed Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
September 30, 2002 and 2003

ASSETS	Thousands of Yen 2002	Thousands of Yen 2003	Thousands of U.S. Dollars (Note 1) 2003
Current assets:			
Cash and cash equivalents	¥ 4,685,800	¥ **2,046,947**	$ **18,441**
Time deposits	1,230,500	–	–
Short-term investments (Note 2)	19,164,087	**13,452,555**	**121,194**
Accounts receivables:			
Trade	2,036,132	**1,507,733**	**13,583**
Loans	4,000,000	**9,000,000**	**81,081**
Lease	–	**1,325,200**	**11,939**
Other	336,247	**316,687**	**2,853**
Inventories	75,453	**83,839**	**755**
Prepaid expenses	1,566,380	**2,170,456**	**19,554**
Deferred income taxes	454,375	**713,469**	**6,428**
Other current assets	142,739	**412,593**	**3,717**
Total current assets	33,691,713	**31,029,479**	**279,545**
Investments:			
Investments in affiliated companies	479,751	**500,304**	**4,507**
Investments in lease	–	**1,950,100**	**17,568**
Other investments (Note 2)	18,871,877	**22,852,830**	**205,881**
Total investments	19,351,628	**25,303,234**	**227,956**
Property and equipment (Note 3):			
Land	2,408,491	**2,662,571**	**23,987**
Telecommunications satellites	146,916,260	**146,916,260**	**1,323,570**
Telecommunications equipment	19,943,252	**17,584,638**	**158,420**
Buildings and structures	3,841,650	**5,002,674**	**45,069**
Equipment and furniture	781,683	**862,646**	**7,772**
Construction in progress	8,374,822	**22,592,143**	**203,533**
Total	182,266,158	**195,620,932**	**1,762,351**
Accumulated depreciation	(64,393,651)	**(77,257,449)**	**(696,013)**
Net property and equipment	117,872,507	**118,363,483**	**1,066,338**
Deferred income taxes	180,263	**213,129**	**1,920**
Other assets	3,497,347	**3,223,837**	**29,044**
Total	¥174,593,458	**¥178,133,162**	**$1,604,803**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2002	Thousands of Yen 2003	Thousands of U.S. Dollars (Note 1) 2003
Current liabilities:			
Short-term borrowings (Note 4)	¥ 1,800,000	¥ **325,000**	$ **2,928**
Current portion of long-term debt (Note 4)	8,253,494	**8,224,706**	**74,097**
Trade accounts payable	877,104	**517,623**	**4,663**
Accrued liabilities:			
Interest	76,679	**57,983**	**522**
Taxes on income	2,319,775	**2,416,961**	**21,775**
Other	587,353	**613,536**	**5,527**
Advances from customers	2,860,553	**3,524,483**	**31,752**
Other current liabilities	497,342	**1,352,470**	**12,184**
Total current liabilities	17,272,300	**17,032,762**	**153,448**
Long-term liabilities:			
Long-term debt (Note 4)	36,187,433	**32,409,482**	**291,977**
Convertible bonds (Note 4)	20,000,000	**20,000,000**	**180,180**
Liability for severance payments	830,420	**855,469**	**7,707**
Deferred income taxes	2,188,312	**3,956,585**	**35,645**
Other liabilities	2,674,288	**2,326,931**	**20,964**
Total long-term liabilities	61,880,453	**59,548,467**	**536,473**
Minority Interests	584,292	**621,086**	**5,595**
Shareholders' equity:			
Common stock:	53,769,570	**53,769,570**	**484,411**
authorized, 450,000 shares			
issued, 2002 and 2003—383,154.5 shares			
Additional paid-in capital	35,008,569	**34,426,597**	**310,149**
Retained earnings	3,875,712	**7,773,753**	**70,034**
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	4,489,776	**6,435,087**	**57,974**
Foreign currency translation adjustments	(111,460)	**(34,370)**	**(310)**
Minimum pension liability adjustment	(40,766)	**(36,751)**	**(331)**
	96,991,401	**102,333,886**	**921,927**
Less treasury stock, at cost			
(2002—4,317.5 shares, 2003—3,070.5 shares)	(2,134,988)	**(1,403,039)**	**(12,640)**
Total shareholders' equity	94,856,413	**100,930,847**	**909,287**
Total	¥174,593,458	**¥178,133,162**	**$1,604,803**

Unaudited Condensed Consolidated Statements of Income

JSAT Corporation and Subsidiaries
Six months ended September 30, 2002 and 2003

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2002	**2003**	**2003**
Revenues (Note 5)	¥22,069,812	**¥21,747,611**	**$195,924**
Operating expenses:			
Cost of services	4,868,980	**5,118,161**	**46,110**
Sales and marketing	1,046,456	**1,197,424**	**10,788**
Depreciation and amortization (Note 3)	8,487,071	**8,114,149**	**73,100**
General and administrative expenses	1,705,637	**1,677,553**	**15,113**
Loss on property and equipment	320,596	**1,173**	**10**
Total operating expenses	16,428,740	**16,108,460**	**145,121**
Operating income	5,641,072	**5,639,151**	**50,803**
Other income (expenses):			
Interest expenses	(491,085)	**(382,843)**	**(3,449)**
Equity in earnings (losses) of affiliated companies	65,254	**(6,271)**	**(56)**
Other—net (Note 2)	8,029	**55,614**	**501**
Other expenses—net	(417,802)	**(333,500)**	**(3,004)**
Income before income taxes and minority interests	5,223,270	**5,305,651**	**47,799**
Income taxes:			
Current	2,053,762	**2,416,969**	**21,775**
Deferred	209,446	**(67,136)**	**(605)**
Total	2,263,208	**2,349,833**	**21,170**
Income before minority interests	2,960,062	**2,955,818**	**26,629**
Minority interests in income of subsidiaries	(10,289)	**(18,826)**	**(170)**
Net income	¥ 2,949,773	**¥ 2,936,992**	**$ 26,459**

	Yen		U.S. Dollars
	2002	**2003**	**2003**
Per share of common stock:			
Earnings per share—basic	¥7,713.00	**¥7,745.21**	**$69.78**
Earnings per share—diluted	7,208.47	**7,229.26**	**65.13**

See notes to consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Six months ended September 30, 2002 and 2003

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2003	2003
Operating activities:			
Net income	¥ 2,949,773	¥ 2,936,992	$ 26,459
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,487,071	8,114,149	73,100
Provision for doubtful receivables	135,072	(153,342)	(1,381)
Accrual for severance payments, less payments	57,781	(198,939)	(1,792)
Equity in (earnings) losses of affiliated companies	(65,254)	6,271	56
Loss on property and equipment	320,596	1,173	11
Loss on other investments and other assets—net	42,168	67,568	609
Deferred income taxes	209,446	(67,136)	(605)
Changes in assets and liabilities:			
Decrease (increase) in trade accounts receivable	(300,155)	667,928	6,017
Decrease in accrued liabilities—interest and other	(785,896)	(315,525)	(2,843)
Increase (decrease) in accrued liabilities—taxes on income	543,435	(536,046)	(4,829)
Increase in advances from customers	2,100,830	1,149,575	10,357
Other—net	712,069	1,352,330	12,183
Net cash provided by operating activities	14,406,936	13,024,998	117,342
Investing activities:			
Acquisition of time deposits	(1,319,650)	–	–
Collection of time deposits	4,500	2,000,000	18,018
Payments for property and equipment	(5,861,648)	(4,377,125)	(39,434)
Proceeds from sales of property and equipment	759	–	–
Payments for investments in affiliated companies	–	(335,000)	(3,018)
Proceeds from liquidation of affiliated companies	5,140	–	–
Collection of redemption of short-term investments and other investments	–	232,402	2,094
Payments for purchases of short-term investments and other investments	(20,550,670)	(14,852,324)	(133,805)
Proceeds from sales of short-term investments and other investments	11,648,135	13,353,358	120,301
Purchases of lease property	–	(3,275,300)	(29,507)
Acquisition of other assets	(58,774)	(11,205)	(101)
Increase in short-term loans receivable—net	(2,900,000)	(1,700,000)	(15,315)
Net cash used in investing activities	(19,032,208)	(8,965,194)	(80,767)
Financing activities:			
Proceeds from short-term borrowings	500,000	325,000	2,928
Repayments of short-term borrowings	(2,050,000)	(2,800,000)	(25,225)
Proceeds from long-term borrowings	500,000	3,400,000	30,631
Repayments of long-term borrowings	(7,214,993)	(3,198,911)	(28,819)
Proceeds from issuance of convertible bonds	20,062,958	–	–
Payments to acquire treasury stock	(2,139,925)	(1,402,797)	(12,638)
Proceeds from sales of treasury stock	–	1,719,138	15,488
Payments for cash dividends	(951,441)	(1,317,799)	(11,872)
Other	(264,732)	(231,378)	(2,085)
Net cash provided by (used in) financing activities	8,441,867	(3,506,747)	(31,592)
Effect of exchange rate changes on cash and cash equivalents	3,342	(5,828)	(53)
Net increase in cash and cash equivalents	3,819,937	547,229	4,930
Cash and cash equivalents at beginning of the six months	865,863	1,499,717	13,511
Cash and cash equivalents at end of the six months	¥ 4,685,800	¥ 2,046,946	$ 18,441
Supplemental information:			
Cash paid during the six months for:			
Interest, net of amounts capitalized	¥ 866,141	¥ 390,416	$ 3,517
Income taxes	1,536,273	2,820,918	25,414

See notes to consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

JSAT Corporation and Subsidiaries

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account on JSAT Corporation and its subsidiaries (together the "Companies") maintained in accordance with accounting principles generally accepted in Japan.

The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and have been made at the rate of ¥111 = U.S.$1, the approximate exchange rate on September 30, 2003.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No.115, the Companies' marketable equity securities and debt securities are classified as available-for-sale securities.

At September 30, 2002 and 2003, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities are as follows:

	Thousands of Yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥11,949,235	¥ 7,885,547	¥(172,178)	¥19,662,604
Debt securities	8,495,483	40,463	(9,389)	8,526,557

	Thousands of Yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥10,672,736**	**¥11,746,266**	**¥ (62,645)**	**¥22,356,357**
Debt securities	**13,029,713**	**20,118**	**(623,208)**	**12,426,623**

	Thousands of U.S. Dollars			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$ 96,151**	**$ 105,822**	**$ (564)**	**$ 201,409**
Debt securities	**117,385**	**181**	**(5,614)**	**111,952**

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the six months ended September 30, 2002 and 2003 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	**2003**	**2003**
Proceeds from sales	¥1,271,089	**¥13,579,085**	**$122,334**
Gross realized gains	¥ 61,672	**¥ 54,357**	**$ 490**
Gross realized losses	–	**(21,472)**	**(194)**
Net realized gains	¥ 61,672	**¥ 32,885**	**$ 296**

Debt securities classified as available-for-sale at September 30, 2003 mature as follows:

	Thousands of Yen	
	Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	¥ 2,408,302	¥ 2,424,840
After 1 year through 5 years	9,589,279	9,031,897
After 5 years through 10 years	512,028	478,440
After 10 years	520,104	491,446
Total	¥13,029,713	¥12,426,623

	Thousands of U.S.Dollars	
	Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	$ 21,696	$ 21,845
After 1 year through 5 years	86,390	81,369
After 5 years through 10 years	4,613	4,310
After 10 years	4,686	4,428
Total	$ 117,385	$ 111,952

Investments other than marketable equity securities and debt securities include (1) short-term investments in money management funds, etc., of ¥8,516,076 thousand at September 30, 2002, which approximate fair value and (2) other cost basis investments, which are non-traded equity securities, investments in partnerships and non-current time deposits, of ¥1,330,727 thousand and ¥1,522,405 thousand ($13,715 thousand) at September 30, 2002 and 2003, respectively.

3. PROPERTY AND EQUIPMENT

Depreciation expense of property and equipment, including assets recorded under capital leases, for the six months ended September 30, 2002 and 2003 was ¥8,332,135 thousand and ¥8,054,529 thousand ($72,563 thousand), respectively.

Capitalized interest in connection with construction of major facilities, mainly telecommunications satellites, for the six months ended September 30, 2003 was ¥1,268 thousand ($11 thousand).

4. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND CONVERTIBLE BONDS

Short-term borrowings at September 30, 2002 and 2003 consist of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2002		2003		2003
		Interest rate*		Interest rate*	
Bank borrowings	¥1,800,000	0.599%	¥325,000	0.629%	$2,928

The interest rates represent weighted-average rates of outstanding balances at September 30, 2002 and 2003.
All short-term borrowings at September 30, 2002 and 2003 are denominated in Yen.

Long-term debt at September 30, 2002 and 2003 consists of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	**2003**	**2003**
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18%	¥14,161,840	**¥11,339,320**	**$102,156**
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2009—annual interest rates of 0.27%–5.20%	25,665,321	**25,720,819**	**231,719**
Government-owned bank, maturing serially through 2009—annual interest rates of 1.30%	1,977,800	**1,747,000**	**15,739**
Non-trade accounts payable due through 2006—non-interest bearing	1,340,800	**1,005,600**	**9,060**
Unsecured bonds with detachable warrants, due 2005 redeemable before due date—annual interest rates of 1.89333% (2002)	4,500	**–**	**–**
Capital lease obligations	1,290,666	**821,449**	**7,400**
Total	44,440,927	**40,634,188**	**366,074**
Less current maturities	8,253,494	**8,224,706**	**74,097**
Long-term debt, less current maturities	¥36,187,433	**¥32,409,482**	**$291,977**

On April 3, 2002, the Companies issued ¥20,000,000 thousand principal amount of zero coupon convertible bonds due 2007, which are convertible into shares of common stock until March 16, 2007 with a conversion price of ¥739,000 subject to adjustment in certain events. The price of this convertible bond is ¥739,000 and ¥738,687 ($6,655), respectively as of September30,2002 and 2003. The Companies may redeem all the bonds at their principal amount before due date in certain limited circumstances.

Maturities of long-term debt subsequent to September 30, 2003 are as follows:

Year ending September 30:	Thousands of Yen	Thousands of U.S. Dollars
2004 (included in current liabilities)	¥ 8,124,706	$ 73,197
2005	12,590,690	113,430
2006	7,498,169	67,551
2007	9,153,352	82,463
2008	2,968,271	26,741
2009 and thereafter	199,000	1,793
Total	¥40,534,188	$365,175

5. SEGMENT INFORMATION

The Companies operate in a single operating segment which is to provide network-related services and broadcasting services to customers.

Revenues from external customers for each service for the six months ended September 30, 2002 and 2003 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	**2003**	**2003**
Revenues from:			
Network-Related Services	¥ 8,386,983	**¥ 8,393,085**	**$ 75,613**
Broadcast & Video Distribution Services	13,264,067	**12,984,640**	**116,979**
Other Services	418,762	**369,886**	**3,332**
Total	¥22,069,812	**¥21,747,611**	**$195,924**

The Companies' revenues from external customers are mainly derived from customers in Japan and their long-lived assets are located mainly in Japan.

Prior to the year ended March 31, 2003 the companies' services were classified as the Telecommunications business services, Satellite broadcasting services, Telecommunications carrier services and Other. From the year ended March 31, 2003, due to the revision of segment classification, the companies' services are classified as the Network-Related Services, Broadcast & Video distribution Services and Other Services.

This revision was made to clarify the Companies' operations.

Management
(As of September 30, 2003)

Board of Directors

Masahito Tani
Chairman, Director

Kiyoshi Isozaki
President & CEO
Representative Director

Yoshiro Aisaka
Director

Masanori Akiyama
Director

Yoichi Iizuka
Director

Iwao Nakatani
Director
(President, Tama University;
Director of Research,
UFJ Institute Limited)

Mamoru Ishida
Director
(Senior Executive Vice President of
NTT Communications Corporation)

Shingo Yoshii
Director
(Executive Officer, General Manager,
Media Division, Sumitomo Corporation)

Kohei Manabe
Director
(Representative Director, President,
Nippon Television Network Corporation)

Bunji Shinoda
Director
(General Manager,
Media Business Div.,
Information Business Unit,
Mitsui & Co., Ltd.)

Corporate Auditors

Kiyoaki Fujimoto
Corporate Auditor

Shoichi Kameyama
Corporate Auditor

Tamotsu Iba
Corporate Auditor
(Corporate Advisor, Sony Corporation)

Nobuyuki Kaneko
Corporate Auditor
(Chief Operating Officer,
Media Business Division,
Aerospace, Electronics &
Multimedia Company,
ITOCHU Corporation)

Executive Officers

Kiyoshi Isozaki
President & CEO

Yoshiro Aisaka
Senior Executive Officer,
Strategic Planning Group

Masanori Akiyama
Senior Executive Officer,
Market Development Group

Yoichi Iizuka
Senior Executive Officer,
Corporate Coordination Group

Yutaka Nagai
Senior Executive Officer,
Engineering & Planning Group

Masanao Tanase
Senior Executive Officer,
Corporate Planning &
Communications Group

Yasuo Okuyama
Executive Officer,
Corporate Planning &
Communications Group

Osamu Kato
Executive Officer,
Corporate Coordination Group

Yuichiro Nishio
Executive Officer,
Engineering & Planning Group

Hiroo Sumitomo
Executive Officer,
Market Development Group

Corporate Data
(As of September 30, 2003)

Company name:
JSAT Corporation

Headquarters:
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo
100-6218, Japan
Tel +81-3-5219-7778
Fax +81-3-5219-7878

Established:
February 1985

Capital:
¥53,769,570,000

Number of employees:
175 (249 on a consolidated basis)

Shares

Authorized number of shares:
450,000

Number of shares issued:
383,154.5

Total number of shareholders:
22,682

Shareholder Information

Fiscal year end:
March 31

Annual general meeting of shareholders:
June

Payment of dividends (dividend record date):
March 31 (September 30 when interim dividends are paid)

Publication for official announcements:
Nihon Keizai Shimbun

Transfer agent and handling office:
The Chuo Mitsui Trust and Banking Company, Limited.
33-1, Shiba 3-chome, Minato-ku, Tokyo
105-8574, Japan

Printed in Japan on bagasse paper (100% nontree paper).